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                     United of Omaha Life Insurance Company
                       WAIVER OF WITHDRAWAL CHARGES RIDER

This rider is made a part of the policy to which it is attached. It is subject to all of the policy provisions that are not inconsistent with the rider provisions. The rider is effective as of the policy's date of issue. It ends when the policy ends.

The following provisions are hereby added to the policy:

WAIVER OF WITHDRAWAL CHARGES
We will waive withdrawal charges if:
     (a) you request a partial withdrawal or a cash surrender under the following conditions; and
     (b)  you qualify as described below.

Residence Damage - We will waive withdrawal charges if your primary residence suffers physical damage in the amount of $50,000 or more. You must submit a certified copy of a licensed appraiser's report, stating the amount of the damage. The certified copy must be submitted within 91 days of the date of the appraiser's report. We reserve the right to obtain a second opinion by having your residence inspected by a licensed appraiser of our choice at our expense. We may rely upon our appraiser's opinion. This waiver may be exercised only once.
Organ Transplant - We will waive withdrawal charges if you undergo transplant surgery as an organ donor or recipient for the following body organs:
     (a)  heart;
     (b)  liver;
     (c)  lung;
     (d)  kidney;
     (e)  pancreas; or
     (f)  bone marrow (recipients only).

Within 91 days of your surgery you must submit a letter from a licensed physician other than an owner or annuitant of this policy. The letter must state that you have undergone transplant surgery for any of the organs listed above. We reserve the right to have you examined by a physician of our choice at our expense. You may exercise this waiver only once per transplant surgery.
Death of Spouse or Minor Dependent - We will waive withdrawal charges for one withdrawal of a percentage of the Accumulation Value. For the death of a spouse the percentage is 50% of the Accumulation Value as of the date of withdrawal. For the death of a minor dependent the percentage is 25% of the Accumulation Value as of the date of withdrawal. The withdrawal must be made within six months of your spouse's or minor dependent's death.
You must submit a certified copy of the death certificate or other proof of death satisfactory to us. You may exercise this waiver only once for a spouse and once for each minor dependent. In each policy year no more than 50% of the Accumulation Value as of the date of the first withdrawal that policy year may be withdrawn without a withdrawal charge pursuant to this waiver.

                                          United of Omaha Life Insurance Company

                                                             /s/ M. Jane Huerter
                                                             Corporate Secretary